February 28, 2011

Pamela Long

Assistant Director

Sherry Haywood

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

BookMerge Technologies, Inc.

Form 8-K

Filed January 26, 2011

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed October 28, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 12, 2010

File No. 333-152837

Dear Ms. Long;

Below are our responses to your comment letter of February 22, 2011.

Form 8-K

General

1. As you are a former shell company, please revise your filing to include the financial statements for Extreme Green Technologies, Inc. and pro forma financial information required by Item 9.01 of Form 8-K. Please see Item 9.01(c) of Form 8-K and SEC Release No. 33-8587 (2005).

Filing has been revised to include the financial statements for Extreme Green Technologies, Inc. (Dec. 31, 2010) and pro forma financial information.

2. It is unclear if you intend to change your fiscal year in connection with the acquisition. If so, please tell us what consideration you gave to filing an Item 5.03 of Form 8-K regarding any intended changes in fiscal year.

There is no intention to change the fiscal year of BookMerge.

3. Please revise to include the information required by Item 2 of Form 10, including but not limited to Management’s Discussion and Analysis of Financial Condition and Results of Operations.

MD & A added.

4. Please revise your filing to provide the information required by Items 1.01, 3.02 and 5.01 of Form 8-K or tell us why you believe they are inapplicable.

Additional disclosure added for Items 1.01, 3.02 and 5.01.

5. Please revise your filing to provide the information required by Items 201, 202, 404, 701 and 702 of Regulation S-K. Please see item 2.01(f) of Form 8-K, which requires you to provide in your 8-K all of the information that would be required in an Exchange Act registration statement on Form 10.

Additional information added.

6. We note your disclosure on page 18 in the Restricted Cash note to the financial statements that “[t]he Company is conducting a “Blank Check” offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the “S.E.C.”) under the Securities Act of 1933, as amended (the “Securities Act”).” Please tell us more about this transaction, such as the terms of the offering, when it commenced, and how you have solicited potential investors. We note that you do not appear to have filed a Securities Act Registration statement for this transaction.

This typo has been removed from the notes.

7. It appears that the Form 8-k you filed on January 26, 2011, is intended to amend the Form 8-K you filed on December 1, 2010, however you have not EDGAR-filed the January 26, 2011 as an amendment. When you amend the January 26, 2011 Form 8-K in response to this comment letter, please EDGAR-file the revised Form 8-K as an amendment and note on the cover page of the 8-K that it is an amendment.

Filed as an amendment.

8. We note that the name of your company is different on previous filings with the Commission. Please tell us your current legal name and use that name on and in future filings. To the extent necessary, please contact our EDGAR filing support to update your EDGAR profile.

EDGAR profile updated.

Item 2.01 Completion of Acquisition of Assets, page 2

9. On October 7, 2010, you acquired 51% of the issued and outstanding common stock of Extreme Green Technologies for 16,295,000 shares of BookMerge. On November 29, 2010, you acquired the remaining 49% of Extreme Green Technologies, Inc. for 15,655,500 shares of BookMerge. You also disclosed that shares of Extreme Green Technologies will represent 33.37 percent of BookMerge. Please tell us and clarify your disclosures to address how you accounted for this acquisition. Your explanation should address how you determined which entity was the accounting acquirer and how you made this determination. Refer to FASB ASC 805-10-55-10 through 55-15. You should specify in your disclosures if you accounted for this transaction as a reverse acquisition or recapitalization transaction. You should also address how you determined the appropriate values to use to record the assets and liabilities of the acquired company and how you accounted for the costs of this transaction.

As at December 31, 2010 the Company had partially completed the share exchange agreement, having acquired a 85.5853 % interest in EGT as a result of extending the same terms and conditions to the minority shareholders of EGT. BookMerge issued 16,550,000 shares of BookMerge rule 144 restricted common stock to effect the share exchange, and as a result the total shares issued and outstanding of BookMerge increased to 96,640,500 at December 31, 2010. The shareholders of EGT (including the shares held by Green Protective Services, Inc. (GPS), will represent 33.37% of BookMerge Technologies, Inc.

The transaction is a reverse acquisition, wherein BookMerge is the acquirer and EGT the acquiree. EGT is to be wound up.

(a)

The date of the acquisition is the date that a 51% interest was achieved in EGT, on October 11, 2010.

(b)

BookMerge at the acquisition date held no assets and liabilities. The assets and liabilities in the consolidated interim financial statements of December 31, 2010 are those acquired from EGT.

(c)

A 14.4147% non controlling interest is held by stockholders of EGT at December 31, 2010. These shares are scheduled to be swapped for BookMerge stock in the period following December 31, 2010.

(d)

Goodwill was not generated, i.e. the excess of payment over net asset value acquired, since payment was quid pro quo by stock swap.

(e)

Measurement of assets and liabilities acquired was at depreciated historical costs. This is most representative of the transaction, whereby the results of operations are reported as those of the operating company, EGT.

(f)

The par value of common stock is that of the acquiring company, BookMerge, in the consolidated financial statements. The Deficit accounts are those of EGT, representative of the results of operations of the operating company.

(g)

The fiscal year end of the combined entity is that of BookMerge, June 30. Interim consolidated financial statements are presented for the six month period ended December 31, 2010, as if the acquisition had occurred at the beginning of the period. Accordingly, six months activity is incorporated in the consolidated statements.

10. We note your summary of the Purchase Agreement and share exchange agreement on page 2. Please clearly disclose whether these are separate agreements and disclose any other material agreements and the parties to such agreements related to this transaction. Also, please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

The Purchase and Share Exchange Agreements for BookMerge to acquire the remaining 49% from the Extreme Green shareholders was exactly the same as the BookMerge acquisition of the 51% or Extreme Green (i.e. two shares of restricted Extreme Green stock in exchange for one share of restricted BookMerge stock). Attached is a copy of the share exchange agreement for the 49%.

•

The identity of the persons from whom the common shares of Extreme Green Technologies, Inc. were acquired;

Harold Baerg,
Scott Brown
Richard Carter
Laura Farley
Austin Gillespie
Joshua Gillespie
Green Protection Services, Inc
Mary Theresa Sandercock Trust Dated 2/28/1979
Martin R. Sandercock Living Trust Dated 10/13/1998
Justin Neuberger
Robert Neuberger
Kamran Sadaghiani
Kamyab Sadaghiani
Joseph Spadafore
Todd Smith

•

The nature and amount of consideration given or received for the issued and outstanding shares of Extreme Green Technologies, Inc. including the number of shares of Extreme Green Technologies, Inc. you received, as well as all of the consideration given for such shares;

The consideration given by BookMerge for the Extreme Green shares was one (1) restricted share of BookMerge for two (2) shares of restricted Extreme Green, pursuant to the Purchase and share Exchange Agreements that were attached to the 1/26/11 8K as Exhibit 99.1 under the Edgarized title EX-99 2 bookmerge8k012511ex991.htm EX-99.1.

•

The formula used to determine the amount of consideration; and

One (1) restricted share of BookMerge for two (2) shares of restricted Extreme Green, pursuant to the Purchase and share Exchange Agreements.

•

We note disclosure of employment agreements with Richard Carter and Joe Spadafore. Please disclose whether these employment agreements are related to the Purchase Agreement or other transaction and please file these agreements as exhibits and include them in the exhibit index.

These Employment Agreements for Richard Carter and Jospeh Spadafore are NOT related to the Purchase Agreement. The agreements are the original Employment Agreements between Extreme Green and Richard Carter/Jospeh Spadafore. The agreements were previously disclosed in the original and modified 8-K. The agreements attached to be filed again as an exhibit.

11. It appears that the disclosure in the last sentence of the first paragraph on page 2 indicates that you are obtaining shareholder approval to take operational control of Extreme Green Technologies, Inc. Please update your disclosure to address whether you obtained required board and shareholder approval and how you obtained such approval. Also, please revise your filing to provide the information required by Item 5.07 of Form 8-K or tell us why you believe you are not required to do so.

On November 29, 2010 the Board of Directors and majority of stockholders unanimously voted to proceed with the 2/1 Bookmerge for Extreme Green Stock Exchange. Written consent was obtained from all Extreme Green shareholders pursuant to the 11/29/11 Share Exchange Agreement attached as Exhibit 99.1 as referenced above.

Item 5.02 Election of Directors: Appointment of Principal Officers, page 2

12. Please revise your filing to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Richard B. Carter, Esq. has the specific business and legal experience as the acting director and CFO/General Counsel of Extreme Green Technologies, Inc. since January, 2008 for the existing biodiesel refinery and processor manufacturer (starting the current biodiesel fuel business from concept to production), as a Partner, Litigator and Administrator with a large coporate law firm, and as Owner/Director of his own law firm and real estate brokerage. All of which provide the experience, qualifications, attributes and skills necessary as a director of BookMerge Technology. BookMerge is a biodiesel fuel producer/blender and biodiesel processor manufacturer. From January 1, 2008 to present Mr. Carter is one of the two initial directors and officers of Extreme Green Technology. Mr. Carter was instrumental in the development and institution of the business plan and overseeing all aspects of the day to day operations of Extreme Green Technologies. As part fo that oversight, Mr. Carter is directly responsible for determining the proper location of a biodiesel refinery; negotiation, planning and insituting each level of city, state and federal compliance, licensing and permiting requirements of the biodiesel refinery. Mr. Carter has directed the acquisition and financing of all equipment to build and operate the refinery and all administration of Extreme Green Technologies, Inc. Mr. Carter also directed the implementation of all Human Resources and Safety Programs for hiring, maintaining, safety and terminating employees and independent contractors. Mr. Carter has directed with personal involvement and drafted all of the business agreements for Extreme Green Technologies. Mr. Carter has handled all legal concerns for the company and directed the scope of work and involvement of outside counsel, accountants and PCAOB auditors to conform to numerous state and federal entity mandates while performing on furtherance of the business plan.

Mr. Carters prior experience in directing companies including being a partner in one of the largest Law Firms in Orange County California from January, 1998 through August, 2004 including the oversight of client trust accounts, drafting and implementation of firms business plans, coordination and oversight of multiple department heads, as well as direct hiring and supervision of employees, for the shareholders of the law corporation. Mr. Carter was also in charge of proptecting the law firm client interests in large scale class action and major castrophic injury and damages cases while performing the corporate law firm direction. Immediately prior to joining Extreme Geen Technology from August 2005 to January, 2008, Mr. Carter developed, owned and directed all business all aspects of his own law firm and real estate brokerage, including handling client trust accounts, preparation of all business contracts, human resource issues and administration of all aspects of the law firm and brokerage.

Jospeh Spadafore has the extensive experience and qualifications as an acting director and President of Extreme Green Technologies since January 2008. Mr. Spadafore has been instrumental in the implementation of the business plan, direction and oversight of the actual building of the existing biodiesel refinery. Mr. Spadafore has been the director that has made the proposals for decisions by the Board and the officer that implemented the marketing and sales strategies for Extreme Green biodiesel fuel, sales of biodiesel processors, as well as waste vegetable oil and grease trap service accounts throughout Southern California. Prior to Extreme Green, Mr Spadafore was a director and officer of his real estate sales corporations from March, 1993 to January 2008, focusing on the building, sales and leasing of high net worth individuals commercial and residential properties. From June 1978 to March 1993, Mr Spadafore was a Los Angeles City Police hostage negotiator and has owned several retail liquor establishments.

13. Please revise the biographies of each of your officers and directors to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

On November 29, 2010, the Board of Directors appointed Richard B. Carter, Esq. Director of BookMerge Technologies Inc. to the position of President and CEO and will hold the position of Chief Financial Officer. Since January, 2008, Mr. Carter, age 47,has been the CFO and General Counsel in charge of finances, human resources, state and federal compliance permits and licenses and all other financial and legal aspects of Extreme Green Technologies Inc. (EGT). From August 2003 to January 2008, Mr. Carter developed and owned his own law firm defending corporations and high net worth individuals in lawsuits and acting as a coroporate counsel consulting for directors and officers of other companies. This law practice also culminated in the implementation of a his real estate brokerage, whereby procedures and processes were developed and initiated for the analysis of investment properties cash flow and profitability as well as purchases of commercial and residential properties. The law firm and real estate brokerage was sold to co-found the Extreme Green biodiesel refinery. Prior to owning his own firm, from Spetmeber 1998 to August 2003, Rick was a partner with a large Orange County law firm specializing in defending businesses, insurance companies and high net worth individuals in multi-million dollar businesses, contractual and tort litigated cases. Rick was in charge of the construction defect department for the five California offices of the firm and supervised the associate attorneys and staff. Rick worked his way through the ranks from administrative assistant to handling payroll, payables, billing and financial statements before becoming a law clerk, then associate attorney and eventually partner during his 17 year tenure with the law firm. None of the prior corporations or organizations were/are a parent, subsidiary or other affiliate of the registrant. Rick is a licensed Attorney at Law and Real Estate Broker with Juris Doctor and Bachelors in the Science of Law degrees along with completion of UCI Graduates classes for light construction and development financing, in addition to ongoing biodiesel, legal, real estate continuing education. Mr. Carter’s employment agreement with Extreme

Green Technologies, Inc. provides for a seven year term for $168,000 annual salary with 3-4% annual cost of living increases; annual salary increases and stock bonuses based on company performance; stock options for 1,000,000 rule-144 restricted shares at .05¢ per share; paid medical, dental, vision and life insurance (when available), 3 weeks paid vacation, federal holidays and 5 sick days. Mr. Carter does not currently have an employment agreement with BookMerge Technology, Inc.

On November 29, 2010, the Board of Directors appointed Joe Spadafore, to the position of Corporate Secretary and Treasurer. Since January 2008, Mr. Spadafore has been the director and President of Extreme Green Technologies, Inc. Mr. Spadafore has been involved in the Board of Directors decisions on implementation of the business plan, the different venues for marketing and sales of biodiesel fuel and retail biodiesel processor. Mr. Spadafore has also been the officer in charge of marketing and sales of waste vegetable oil accounts involving chain restaurants, hospital, school districts, waste management companies, frozen food manufacturers and numerous companies to obtain waste vegetable oil to reduce the cost of biodiesel fuel production from waste oil and additional cash flow through the correlated grease trap business. also negotiated a deal with an existing algae oil production company that has successfully tested algae oil for use in biodiesel From March 1993 to January 2008, Mr. Spadafore was the director and President of Spadafore & Associates, Inc. with extensive experience in business and multi-million dollar real estate transactions, including development of multi-million dollar spec homes, as well as purchasing and selling commercial and residential properties for clients and himself. Mr. Spadafore was in charge of administration and finances for the company, including the handling of third party funds for real estate transactions and the day to day oversight of all operations, marketing and sales. From 1978 to 1993, Mr. Spadafore owned and operated retail liquor stores for several years while also working as a police officer and hostage negotiator for the City of Los Angeles. None of the prior corporations or organizations were/are a parent, subsidiary or other affiliate of the registrant. Mr. Spadafore’s employment agreement provides for a seven year term for $168,000 annual salary with 3-4% annual cost of living increases; annual salary increases and stock bonuses based on company performance; stock options for 1,000,000 rule-144 restricted shares at .05¢ per share; paid medical, dental, vision and life insurance (when available), 3 weeks paid vacation, federal holidays and 5 sick days. Mr. Spadafore does not currently have an employment agreement with BookMerge Technology, Inc.

Item 5.06 Change in Shell Company Status, page 3

14. Please revise your disclosure to provide all of the information required pursuant to Item 5.06 of Form 8-K.

Appropriately revised.

Risk Factors, page 3

15. Please revise your filing to include a separate risk factor disclosing that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Separate Risk Factor added.

16. Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their stock holdings.

Separate Risk Factor added.

We and the Extreme Green May Engage in Hedging Transactions… page 4

17. Please revise your filings to disclose, if true, that you have no agreements in place or planned to acquire or hedge raw materials.

There are no agreements in place or planned to acquire or hedge raw materials other than purchasing oil in the commodities market as needed in additional to ongoing waste vegetable oil collections efforts.

Narrative Description of the Business, page 7

18. Please revise your disclosure to clarify your corporate structure. Please disclose how the Extreme Green Technologies, Inc. transaction changes your corporate structure.

The corporate structure for BookMerge Technology shall not change with the BookMerge acquisition of 100% of Extreme Green Technologies, Inc.

19. We note your disclosure that you plan to secure “sufficient capital to fund the operation of Extreme Biodiesel.” Please revise your disclosure to discuss your plans in this regard. (REPLACE THE 2ND & 3RD PARAGAPHS OF THE NARRATIVE DESCRIPTION OF THE BUISESS TO AS FOLLOWS) SHAWN, PLEASE MODIFY IF NECESSARY_:

With the closing of the acquisition BookMerge plans to secure sufficient capital to fund the operation of Extreme Biodiesel. Bookmerge plans to raise additional capital up to $2,000,000 by offering 144 restricted stock for sale to qualified investors. These restricted shares may be offered at a discount up to 50% of the free-trading share price based on a preceding 10-day average. Equite Lines of Credit secured by restricted shares may also be considered but there are no Equity LOC currently being considered.

Extreme Green Technologies, Inc. dba Extreme Biodiesel (EGT) was formed on October 19, 2007 as a Nevada corporation qualified to do business in California. EGT was formed to develop market and commercialize bulk bio-diesel fuel, personal biodiesel processors and related products.

EGT’s mission is to satisfy the biodiesel demand and eliminate US reliance on foreign oil, reduce the environmental impact of fossil fuels, avoid petroleum price volatility, create “green” jobs, reduce transportation costs for goods, and help create a self-sustaining fuel system in the USA.

20. The disclosure in this section describes the plans for your business. However, it does not describe in sufficient detail your current business. Please revise to clearly and specifically explain your current business. See Item 101(h) of Regulation S-K.

ADD THIS PARAGRAPH AS THE 5TH PARAGRPAH OF THE “NARATTIVE DESCRIPTION OF THE BUSINESS”

The principal products and services of the company current business consists of production of biodiesel fuel, toll processing of waste vegetable oil for another refinery, manufacture of biodiesel personal processors, and grease trap service. Since BookMerge Technology acquired Extreme Green November 29, 2010, the company has produced and sold 4,296 gallons of biodiesel in California to it State approved Co-operative, including off-road contractors, trucking companies and individuals. Based on recent increases in the price of waste vegetable oil, the company has temporarily turned its efforts to toll processing of waste vegetable oil for an out of the area biodiesel producer. Extreme is one of the few biodiesel companies capable of taking previously unusable waste vegetable oil and reducing the Free Fatty Acid (FFA”) and Moisture, Insoluable and Unsaponfiable (“MIU”) to levels that allow the oil to be turned into biodiesel fuel. The company has toll processed 13,332 gallons of waste vegetable oil with commitments for another 42,000 through April 30, 2011. Personal processor sales have consisted of a total five units sold at total retail price of $36,595, with an average price of $7,273.75, to businesses and individuals in Texas, Montana and California. The recently started grease trap service has had three sales for an average cost of $255 with the collection of 200 gallons of waste vegetable oil with the grease trap service.

21. We note disclosure that EGT has a bio-diesel production facility on Corona, CA. Please revise your disclosure to clearly disclose how you obtained such facility, whether the facility is in operation, if it is in operation, at what capacity the facility is operational and when operations began, and if it is not operational when you expect operations to begin and what you need to begin operations.

EGT leased its current facility on February 15, 2008. The current facility was designed, built, licensed and permitted in Corona, CA. Operation of the refinery began December, 2009. The current refinery is currently in operating and producing 6,000 gallons of toll processed waste vegetable oil per week, as set forth above. Upon completion of the toll processing obligation April 30, 2011, the refinery will return to processing waste vegetable oil into biodiesel, The refinery is now capable of producing up to 4,000 gallons of biodiesel per day. Acquisition of additional waste vegetable oil feed stock is currently being researched and negotiated at lower price to reach full capacity. As demand for biodiesel grows, the plant is expandable to 20,000 gallons per day of bio-diesel fuel from virgin and waste vegetable oil. EGT has completed IRS Fuel Tax registration requirements for fuel tax credits and rebates, obtained the difficult State of California Developmental Fuel Variance License, State of California Board of Equalization excise tax registration, State of California Department of Food and Agriculture Rendering and Transportation licenses along with city permitting and licensing for the large refinery and home processor sales. Final EPA RFS II registration for ASTM Certification is pending. The company currently employs five employees and two independent contractors.

Products/Profit Centers, page 7

22. Please revise your filing to disclose whether you are currently producing and or selling the products listed. We note disclosure that you have sold “over 300 units” of home processors. Please revise to disclose when the sales of such 300 units took place and what the terms of the sales were (e.g. the average purchase price). REPLACE THE “HOME PROCESSOR” PARAGRAPH WITH THE FOLLOWING:

Home Processors – Four models of the “Extreme Extractor” that makes 40 - 600 gallons of biodiesel fuel per day at a cost of $1.00 per gallon. It currently markets five different “Extreme Extractor” personal bio-diesel processors through its website ( www.ExtremeBiodiesel.com ), Diesel World Magazine , trade shows and periodic television shows (such “Extreme 4x4”).The new “Extreme Green Machine” travel version to be introduced Summer 2011. Over 300 units have been sold. All units are sold on terms of 50% down payment before construction and 50% payment due upon delivery. Prior to Extreme Green acquiring Extreme Biodiesel January 1, 2008, processor units sales were as follows: In 2004, 27 units were sold at an average price of $3,298; In 2005, 36 units were sold at an average price of $3,349; In 2006, 57 units sold at an average price of $3,415; In 2007, 72 units were sold at an average price of $3717. In 2008, 110 units were sold at an average price of $6,349. Due to the issues with the economy and very low diesel fuel prices, in 2009 6 units were sold at an average price of $5265, In 2010, 4 units were sold at an average price of $8699. As of March 15, 2011, 5 units have been sold at an average price of $7,273.

23. We note disclosure on page 8 that “EGT has recently acquired vehicles for the ongoing cash flow of restaurant grease trap collection.” Please clarify what this disclosure means. REPLACE THE “GREASE TRAP/WASTE VEG. OIL COLLECTION” PARAGRAPH WITH THE FOLLOWING:

Grease Trap/Waste Vegetable Oil Collection – EGT has recently acquired two vehicles: a 5-Ton Kenwwoth Diesel Industrial Vaccuum Pump Truck with a 2100 gallon tank capacity for the purpose of cleaning rsturant and food manufacturer grease trap for an average $300 fee and additional collection of waste vegetable oil from those locations at a 50% less cost than purchasing waste vegetable oil on the market to reduce the cost of purchase of raw materials and dependence on market pricing. The company also purchased a Cumming 350, dual rear axel, Peterbilt Semi tractor to haul up to 50,000 pounds of waste vegetable oil and/or biodiesel fuel, as well as box trailers for unit deliveries, in order to reduce the cost of transportation and provide better service in having a large transportation vehicle available at all times.

Description of Property, page 11

24. Please revise your disclosure to include the fully licensed and permitted bio-diesel production facility in Corona CA described in the last sentence of the “Narrative Description of the Business” section on page 7. Please see Item 102 of Regulation S-K.

EGT currently has an existing fully licensed and permitted bio-diesel production facility in Corona, CA capable of producing up to 4,000 gallons and is plant is expandable to 20,000 gallons per day of bio-diesel fuel from virgin and waste vegetable oil. EGT has completed IRS Fuel Tax registration requirements for fuel tax credits and rebates, obtained the difficult State of California Developmental Fuel Variance License, State of California Board of Equalization excise tax registration, State of California Department of Food and Agriculture Rendering and Transportation licenses along with city permitting and licensing for the large refinery and home processor sales. Final EPA RFS II registration for ASTM Certification is pending. The company currently employs five employees and two independent contractors.

Security Ownership of Certain Beneficial Owners and Management, page 12

25. Please revise your disclosure to correct the aggregate percentage ownership percentage for management and to include the addresses of the beneficial owners. Please see Item 403 of Regulation S-K.

Do we need to use our personal addresses or can we use the work address. If it is work, please insert 1560 N. Maple St., Corona, CA 92880. Our shares of stock on the Trading Agent Shareholders with Certificate Detail List show the following addresses:

Rick – 2721 Via Vistosa, San Clemente, CA 92672

Joe – 20315 Avenida De Arboles, Murrieta, CA 92562

Steve- 30572 Via Bonica, Lake Elsinore, CA 92530-6968

I have revised the % below to reflect our current % with 102,438,500 current shares outstanding.

Title Of Class	Name, Title and Address of Beneficial Owner of Shares(1)	Amount of Beneficial Ownership(2)	% of Class

Common	Richard B. Carter, Esq., President and Director	25,008,500	24.41%
Common	Joseph Spadafore, Secretary and Director	25,008,500	24.41%
Common	Steve Hayden	19,501,000	19.04%
	All Directors and Officers as a group (2 persons)		67.85%

Executive Compensation, page 12

26. Please revise your disclosure to include the Summary Compensation Table required by Item 402(n) of Regulation S-K.

Summary compensation table revised.

Employment Contracts and Officer’s Compensation, page 12

27. We note disclosure of your employment agreements with Messrs. Carter and Spadafore on pages 2 and 3 and the conflicting disclosure in this section that you do not have employment agreements. Please reconcile these disclosures. Please replace the 2 paragraphs of the Management, Directors, etc. section on p.12 below the director table with the two paragraphs below. They are basically the same, just clarifying that there are no employment agreements wit BookMerge, just EGT as the operations.

On November 29, 2010, the Board of Directors appointed Richard B. Carter, Esq. Director of BookMerge Technologies Inc. to the position of President and CEO and will hold the position of Chief Financial Officer. Mr. Carter, age 47, in charge of finances, human resources, state and federal compliance permits and licenses and all other financial and legal aspects of Extreme Green Technologies Inc. (EGT). Mr. Carter owned his own law firm and real estate sales/consulting group for several years and sold the practice to co-found EGT. Prior to owning his own firm, Rick was a partner with a large Orange County law firm specializing in defending businesses, insurance companies and high net worth individuals in multi-million dollar businesses, contractual and tort litigated cases. Rick was in charge of the construction defect department for the five California offices of the firm and supervised the associate attorneys and staff. Rick worked his way through the ranks from administrative assistant to handling payroll, payables, billing and financial statements before becoming a law clerk, then associate attorney and eventually partner during his 17 year tenure with the law firm. Rick is a licensed Attorney at Law and Real Estate Broker with Juris Doctor and Bachelors in the Science of Law degrees along with completion of UCI Graduates classes for light construction and development financing, in addition to ongoing biodiesel, legal, real estate continuing education. Mr. Carter’s Extreme Green technologies, Inc. employment agreement provides for a seven year term for $168,000 annual salary with 3-4% annual cost of living increases; annual salary increases and stock bonuses based on company performance; stock options for 1,000,000 rule-144 restricted shares at .05¢ per share; paid medical, dental, vision and life insurance (when available), 3 weeks paid vacation, federal holidays and 5 sick days. Mr .Carter does not currently have an employment agreement with BookMerge.

On November 29, 2010, the Board of Directors appointed Joe Spadafore, to the position of Corporate Secretary and Treasurer. Joe has extensive experience in business and multi-million dollar real estate transactions. Most recently, Joe has been ranked in the top ½ percent of all Prudential California Realty agents nationwide, specializing multi-million dollar residences for over 17 years. Joe employs and supervised up to 15 agents with his wife. Joe previously owned retail liquor stores for several years while also working as a police officer and hostage negotiator for the City of Los Angeles for 15 years. As part of his focus on ecological commercial development that enhance his real estate practice, Mr. Spadafore became disenchanted with the American dependence on foreign oil, the funding of American problems overseas and the effect on our economy. In 2007, he decided to turn his attention to eliminating these problems and co-founded EGT. Mr. Spadafore, age 53, is in charge of marketing, sales and over-all general operations of EGT. Joe has successfully negotiated contracts with numerous restaurants and food manufacturers for the collection of waste vegetable oil and brown grease interceptor/grease trap services. The brown grease interceptor/trap business provides EGT with additional cash flow and additional waste oil accounts. Joe has also negotiated a deal with an existing algae oil production company that has successfully tested algae oil for use in biodiesel. Mr. Spadafore’s Extreme Green Technologies, Inc. employment agreement provides for a seven year term for $168,000 annual salary with 3-4% annual cost of living increases; annual salary increases and stock bonuses based on company performance; stock options for 1,000,000 rule-144 restricted shares at .05¢ per share; paid medical, dental, vision and life insurance (when available), 3 weeks paid vacation, federal holidays and 5 sick days. Mr. Spadafore does not currently have an employment agreement with BookMerge.

Item 9.01 –Financial Statements, page 13

General

28. The financial statements included in your Form 8-K do not appear to be audited. Please amend your Form 8-K to provide audited financial statements, including an audit opinion from your independent registered public accounting firm. Please note that if you accounted for the acquisition of Extreme Green Technologies, Inc. as a reverse acquisition, the audited financial statements of the accounting acquirer must be audited by a registered accountant. Refer to Item 9.01 of Form 8-K and Rule 2-02 of Regulation S-X. If you changed auditors in connection with this transaction, please tell us what consideration you gave to filing an Item 4.01 of Form 8-K regarding changes in your certifying accountant.

Revised financials attached. 8K will be filed for change of auditor.

29. Please tell us what consideration you gave to providing pro forma financial information as required by paragraph (b)(1) of Item 9.01 of Form 8-K.

Pro forma financial information has been included in the amended 8-K

30. Please revise to include financial statements for the interim period ended September 30, 2010 for Extreme Green Technologies, Inc. These financial statements may be unaudited. Refer to Item 9.01 of Form 8K and Rule 8-03 of Regulation S-X.

Consolidated financial statements have been included in the amended 8-K for the six months ended December 31, 2010.

Financial Statements

General

31. Please confirm that these financial statements are the financial statement of Extreme Green Technologies, Inc. Throughout the financial statements, the disclosures appear to relate to BookMerge Technologies, Inc. For example, on page 19, you indicate that the Company has authorized 200,000,000 shares of common stock with a par value of $0.001 and currently 95,746,000 shares of common stock have been issued. This share amount does not agree with your balance sheet and statement of stockholders’ deficit. However, this share amount appear to be the outstanding shares of BookMerge after the share purchase agreement in November and December of 2010. Please advise or revise your financial statements accordingly.

Consolidated statements for BookMerge for Dec. 31, 2009 removed.

32. Please confirm that your financial statements are for the period from January 1, 2008 (inception) to December 31, 2009. On pages 16,18 and 20 your disclosures include financial information as of December 31, 2010. Please advise or revise your financial statements accordingly.

Consolidated statements for BookMerge for Dec. 31, 2009 removed.

Balance Sheet, page 13

33. Please revise to disclose the material terms associated with your notes payable, bank line of credit, credit cards, and shareholders loans, including the maturity date, interest rate, interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender. Please also tell us how you considered FASB ASC 470-10-45 in determining the classification of these liabilities as of December 31, 2009.

Disclosures required for obligations reported on the balance sheet have been included in the interim consolidated statements for Dec. 31, 2010.

Statement of Cash Flows, page 15

34. Please tell us how you determined that your non-cash issue of stock for debt represents an adjustment to reconcile net loss to net cash used by operations. Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-45-28.

The financial statements of December 31, 2009 have been replaced with those of December 31, 2010, wherein the non-cash issue of stock for debt has been reported under non-cash investing and financing activities.

35. Please tell us how you determined that your purchase of note receivable and collection of note receivable represents cash flows from financing activities instead of cash flows from investing activities. Refer to FASB ASC 230-10-45-11 through 45-15.

Similarly, the purchase and collection of note receivable has been reported under cash flows from financing activities.

36. Please revise to present gross proceeds from long-term loans and notes payable separate from gross repayments. Please refer to FASB ASC 230-10-45-7 through 45-9.

Similarly, gross proceeds from long-tern loans and notes presented payable separate from gross repayments.

Statement of Stockholders’ Equity, page 16

37. Based on your disclosures on page 15 through 17, it is unclear if the inception date for Extreme Green Technologies was January 1, 2008, January 31, 2008 or some other date. If the inception date was January 1, 2008 or later, please explain how you have opening balances in your statement of stockholders’ equity as of January 1, 2008. Please revise your financial statements accordingly and also revise your footnotes to clarify the difference between the column labeled “deficit” and the column labeled “accumulated deficit in the development stage”.

The disclosures regarding the inception date are no longer relevant in the financial statements of December 31, 2010 since EGT has emerged from the development stage.

NOTE A-Summary of Significant Accounting Policies, page 17

38. Please revise your revenue recognition accounting policy footnote to explain when you recognize revenue and the specific criteria you rely upon to determine that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed and determinable, and collectability is reasonably assured. Please refer to FASB ASC 605-10-25 and SAB Topic 13:B.

The revenue recognition policy in the financial statements of December 31, 2010 reflects the provisions of FASB ASC 605-10-25 and SAB topic 13:B.

Exhibit Index, page 22

39. Please include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

Exhibit index revised.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

40. You indicate that you must secure additional funds in order to continue your business. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty About an Entity’s Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please revise your disclosure to provide additional detail including but not limited to the following:

•

Disclosure of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

•

Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

•

A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

•

Management’s plans (including relevant prospective financial information).

Expanded.

Results of Operations

41. Please expand you discussion of your results of operations to discuss the material changes in your results of operations for the most recent fiscal year compared to the corresponding prior year. Please revise your disclosure to discuss the business reasons for the changes in your operating expenses for all periods presented. Refer to Item 302 of Regulation S-K.

Expanded.

Financial Statements

Balance Sheets

42. Please revise your disclosure to disclose the material terms associated with your notes payable, including the maturity date, interest rate, interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender. Please also tell us how you considered FASB ASC 470-10-45 in deciding to classify this note as a non-current liability as of June 30, 2010, particularly in light of going concern issues.

The disclosure in the financial statements of December 31, 2010 reflects the material items associated with notes payable. Considerations under FASB ASC 470-10-45 are explained as follows:

Note Payable $95,000. Matures January 20, 2013, past the next operating cycle.

Deferred Investments $107,000. This debt is scheduled to be amortized by payments based upon, and contingent upon, a positive gross profit. There is no provision regarding violation of covenant, and being non-callable, the debt is classified as non-current. (FASB 470-10-45-1). Going concern issues would not relegate the debt to current, since non-payment would not induce a call.

Stockholder Loans $52,000. Loans have no terms of repayment. Payments are therefore discretionary classifying them as other liabilities.

Statement of Changes in Shareholders’ Deficit

43. For each issuance, please revise to disclose the date that your equity securities were issued for cash and for other consideration in accordance with FASB ASC 915-215-45-1. Please also disclose the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for your equity securities.

Disclosures regarding the date that equities were issued are included in the financial statements presented for December 31, 2010.

Item 9A(T) Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting

44. We note that you assess the effectiveness of your internal control over financial reporting as of December 31, 2010. We also note that the conclusion suggests that internal control over financial reporting was not effective in certain areas instead of concluding whether or not the internal control over financial reporting was effective or not effective overall. Please file an amendment to your Form 10-K to:

•

assess the effectiveness of your internal control over financial reporting for the correct period, as of your year end, June 30, 2010;

•

provide an overall conclusion of whether or not your internal control over financial reporting was effective; and

•

provide disclosure regarding when the material weakness was identified, by whom it was identified, when the material weakness first began and also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Amended for additional disclosure.

Certification, Exhibit 31.1

45. Please file an amendment to your Form 10-K that includes a new, corrected certification. The certification must be exactly as set forth in Item 601(b)(31) of Regulation S-K.

Corrected certification added.

Quarterly Report on Form 10-Q for the Quarterly Period Ended September 20, 2010

General

46. Please address the above comments in your interim filings as well.

Above corrections included in interim filings.

Item 4. Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7

Changes in Internal Controls, page 8

47. Please amend your filing to provide the disclosure controls and procedure disclosure required by Item 307 of Regulation S-K and the internet controls over financial reporting disclosure required by Item 308 of Regulation S-K.

The 307 and 308 controls disclosure has been added.

Certification, Exhibit 31.1

48. We note that the certification refers to the “annual report on Form 10-Q” and does not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-Q for the fiscal quarter ended September 30, 2010 that includes a new, corrected certification that refers to the correct report and is exactly as set forth in Item 601(b)(31) of Regulation S-K.

Revised.

Very truly yours,

/s/ Richard B. Carter

Richard B. Carter, President

BookMerge Technologies, Inc.